VTTI Energy Partners LP

25-27 Buckingham Palace Road

London, SW1W 0PP

United Kingdom

June 6, 2016

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-4628

Attn:	Loan Lauren P. Nguyen, Legal Branch Chief
Division of Corporation Finance

Re:	VTTI Energy Partners LP
Registration Statement on Form F-3
Filed April 29, 2016
File No. 333-211047
Form 20-F for Fiscal Year Ended December 31, 2015
File No. 1-36574

Ladies and Gentlemen:

Set forth below are the responses of VTTI Energy Partners LP, a Marshall Islands limited partnership (hereafter “us,” “we” or the “Partnership”), to comments received from the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) by letter dated May 23, 2016 with respect to the Partnership’s registration statement on Form F-3 filed with the Commission on April 29, 2016, File No. 333-211047 (the “Registration Statement”) and the Partnership’s Form 20-F for the fiscal year ended December 31, 2015, filed with the Commission on April 29, 2016, File No. 1-36574 (the “2015 Form 20-F”).

For your convenience, each response is prefaced by the exact text of the Staff’s corresponding comment in bold, italicized text. All references to page numbers and captions correspond to the 2015 Form 20-F unless otherwise indicated.

Registration Statement on Form F-3

1.	We note that on May 2, 2016 you submitted a confidential treatment request with respect to multiple agreements filed with your Form 20-F for the fiscal year ended December 31, 2015. Please note comments, if any, to the confidential treatment request will be issued under separate cover and that all comments related to your confidential treatment request must be resolved before we will be in a position to accelerate the effectiveness of your registration statement.

Securities and Exchange Commission

June 6, 2016

Response: We acknowledge that comments to our confidential treatment request will be issued under separate cover and that all comments to our confidential treatment request must be resolved before the Commission will be in a position to accelerate the effectiveness of the Registration Statement.

2.	Please be advised that we will not be in a position to accelerate the effectiveness of your registration statement until you have resolved all comments on your Form 20-F for the fiscal year ended December 31, 2015.

Response: We acknowledge that the Commission will not be in a position to accelerate the effectiveness of the Registration Statement until all comments on the 2015 Form 20-F have been resolved.

3.	We note that the tax opinion you filed as Exhibit 8.2 is dated April 29, 2015. Please obtain and file an updated tax opinion.

Response: We acknowledge the Staff’s comment and will obtain and file an updated tax opinion.

Form 20-F for Fiscal Year Ended December 31, 2015

Item 3 – Key Information, page 3

Selected Financial Data, page 3

4.	You state that the non-GAAP measure Adjusted EBITDA is calculated as net income before interest expense, income tax expense, depreciation and amortization expense, and is further adjusted to reflect certain other non-cash and non-recurring items. However, we note that Adjusted EBITDA excludes realized foreign currency derivative gains for the fiscal years ended December 31, 2015 and 2014 and includes cash receipts related to previously earned harbor fees at your Rotterdam terminal for the fiscal year ended December 31, 2015. Please explain how these adjustments are consistent with your definition of Adjusted EBITDA and the guidance regarding adjustments to non-GAAP measures for non-recurring, infrequent, or unusual items. Refer to Item 10(e)(ii)(B) of Regulation S-K. In addition, tell us about the components of the adjustment for non-cash items in operating expenses.

Response: We acknowledge the Staff’s comment and respectfully note that our calculation of Adjusted EBITDA includes realized foreign currency derivative gains of $10.7 million and $1.8 million for the years ended December 31, 2015 and 2014, respectively, as disclosed on page 5 of our 2015 Form 20-F. We further note that included within “Other items” in the table to reconcile Adjusted EBITDA is $11.0 million of cash receipts related to previously recognized income related to harbor fees from periods prior to the year ended December 31, 2015. These items and others are included in the calculation of Adjusted EBITDA for the below reasons.

Securities and Exchange Commission

June 6, 2016

Realized Foreign Currency Gains

The Partnership receives cash receipts from forward foreign exchange contracts entered into to hedge the net Euro-denominated cash flows from our European terminals. Our total realized and unrealized gains and losses from these derivatives are included in “Other income (expense)” in our consolidated statement of operations. For the years ended December 31, 2015 and 2014, gains of $23.1 million and $23.2 million from these derivatives, respectively, were included as component of Other income (expense). Because these gains included in our net income were both realized and unrealized in nature, we made two adjustments when calculating Adjusted EBITDA such that only realized gains were included in Adjusted EBITDA. First, we subtracted the 23.1 million and 23.2 million realized and unrealized foreign currency derivative gains in the “Other items” adjustment on page 5 of the 2015 Form 20-F in the years ended December 31, 2015 and 2014, respectively. Second, we subsequently added back $10.7 and $1.8 million of realized foreign currency derivative gains within the same “Other items” adjustment, in the years ended December 31, 2015 and 2014, respectively. The Partnership believes this adjustment is appropriate because the cash benefit from the realized foreign currency derivative gains should be considered in the cash available for distribution to unitholders, of which Adjusted EBITDA is a significant component, while unrealized gains with no cash benefit should not.

Harbor Fees

Harbor fees relate to a one time arrangement between the Port of Rotterdam and our Rotterdam terminal pursuant to which our Rotterdam terminal made certain infrastructure investments in return for receiving a share of the Port of Rotterdam’s harbor fees after certain cargo volume thresholds at the port were met. These fee amounts, once earned, were payable to the terminal by the Port of Rotterdam in subsequent periods to the year in which they were earned. During the years ended December 31, 2012, 2013 and 2014, our Rotterdam terminal earned and recognized $4.8 million, $5.4 million and $3.6 million, respectively, in revenue from harbor fees, but no cash related to the harbor fees was received until the year ended December 31, 2015. Because no revenue relating to the harbor fees was included in net income during the year ended December 31, 2015 due to recognition during the previous three fiscal years but cash was received, the Partnership added the cash receipts to “Other items” in its reconciliation of net income to Adjusted EBITDA for the year ended December 31, 2015 on page 5 of the 2015 Form 20-F. The Partnership believes this adjustment was appropriate because the cash benefit from these harbor fees should be considered in the cash available for distribution to unitholders, of which Adjusted EBITDA is a significant component.

Consistent with the addition of the harbor fee cash receipts to Adjusted EBITDA for the year ended December 31, 2015, the Partnership adjusted EBITDA for the year ended December 31, 2014 by subtracting the amount of harbor fees recognized in net income during that year as no cash corresponding to those fees was received and the Partnership therefore believed that otherwise Adjusted EBITDA was overstated. We advise the Staff, however, that prior to our initial public offering, the Partnership failed to make similar adjustments to EBITDA

Securities and Exchange Commission

June 6, 2016

for the years ended December 31, 2013 and December 31, 2012 of $(5.4) million and $(4.8) million, respectively. The Partnership believes that such adjustments should have been made for consistency with the Partnership’s definition of Adjusted EBITDA that includes adjustments for non-cash items. The Partnership also notes that in addition to adjusting for the accrued harbor fees, the Adjusted EBITDA calculation failed to include certain adjustments for deferred revenue and other items as further described below for the years ended December 31, 2013 and December 31, 2012. The Partnership believes such adjustments should have been made for consistency with the Partnership’s definition of Adjusted EBITDA.

The table below summarizes the timing differences between the recognition and receipt of revenues related to harbor fees and the amortization of deferred revenue, the adjustments to Adjusted EBITDA that the Partnership has previously reported for the corresponding periods, and the revised adjustments that the Partnership advises the Staff should have been made in the years ended December 31, 2013 and 2012.

(Amounts are in millions US$)
Item	2015	2014	2013	2012
Harbor fees earned and recognized in net income(a)	—	$(3.6)	$(5.4)	$(4.8)
Cash receipts of harbor fees(a)	$11.0	—	—	—
Amortization of deferred revenue	$(1.6)	$(1.2)	$(0.7)	$(0.5)
Other items (discussed below)	$12.6	$13.0	$3.3	$1.9
Total revised “Other items” line item in the Adjusted EBITDA calculation	$22.0	$8.2	$(2.8)	$(3.4)
Adjustment to previously published “Other items” line item in Adjusted EBITDA for the above	—	—	$(4.2)	$(4.1)

(a)	Harbor fees are denominated in Euro so the amount of revenue and cash received is impacted by the Euro/USD exchange rates.

Regarding the components of the adjustment for non-cash items in operating expenses, we include in “Other items” the following items: other income (expense) as noted in the consolidated statement of operations, cash payments made for previously provided environmental liabilities and other income or expenses which impact net income but do not impact the amount of cash available to unitholders (these non-cash items if relevant to the periods presented include: non-cash employee compensation expense, amortization of lease expenses; amortization of deferred revenues as noted above; accrued harbor fee revenue as noted above and non-cash disposals of property, plant and equipment).

Securities and Exchange Commission

June 6, 2016

If the Partnership had adjusted EBITDA for each of the years as presented in the preceding table, the Partnership’s Adjusted EBITDA for such years would have been as follows:

(Amounts are in millions US$)
	2015	2014	2013	2012
Adjusted EBITDA	$208.7 (unchanged)	$181.3 (unchanged)	$182.3	$151.3

To the extent that the Partnership reports Adjusted EBITDA for the years ended December 31, 2012 and 2013 in future filings, we will report the revised amounts presented in the preceding table and also revise the definition of Adjusted EBITDA to also note that it is before other income (expense) and separately present other income (expense) in the reconciliation of Adjusted EBITDA.

5.	We note your presentation of Adjusted EBITDA includes an adjustment for the anticipated timing differences between the recognition and receipt of revenues. Describe the nature of this adjustment to us and explain how it enables users of your financial statements to assess your operating performance. With your response, quantify the impact of this adjustment to each period for which Adjusted EBITDA is presented in your Form 20-F. Refer to Item 10(e)(i)(C) of Regulation S-K.

Response: We acknowledge the Staff’s comment and respectfully refer the Staff to our response to comment #4.

6.	Please revise your disclosure of Adjusted EBITDA to explain how you calculate the adjustment for the net contribution of the Phase 2 assets of your Malaysian terminal.

Response: We acknowledge the Staff’s comment and respectfully note that our calculation for the adjustment of the net contribution of the Phase 2 assets of our Malaysian terminal is the identifiable revenues earned from the Phase 2 assets less the allocated operational costs to operate these assets. Operational costs exclude any interest, tax, depreciation or amortization. We have not included the actual amount adjusted as this would provide individual asset profitability which is not disclosed for our other assets and which we consider to be commercially sensitive.

We will include in our future filings enhanced disclosure defining our calculation of the adjustment of the net contribution of the Phase 2 assets of our Malaysian terminal in a footnote to the Adjusted EBITDA table.

Securities and Exchange Commission

June 6, 2016

Operating and Financial Review and Prospects, page 43

Operating Results, page 49

7.	Please revise your disclosure for all periods presented to quantify the impact of the underlying activities that generated income statement variances. Your revised disclosure should quantify the material causal factors identified as impacting each income statement line item. Refer to Item 5.A. of Form 20-F.

Response: We acknowledge the Staff’s comment and respectfully note that the majority of our material variances were due to the effects of foreign exchange as well as other material items otherwise disclosed in our 2015 Form 20-F. However, in response to your comment, we commit to include in future filings the enhanced disclosure noted below in italics to provide additional information for selected income statement line items.

Year Ended December 31, 2015 compared to Year Ended December 31, 2014

•	Revenues: Revenues for the year ended December 31, 2015, decreased by $13.5 million, or 4.5%, compared to the year ended December 31, 2014. This decrease was primarily attributable to the foreign exchange impact of the depreciation of the Euro against the US dollar in an amount of $27.1 million. Offsetting this foreign exchange impact was an increase in revenues at our Amsterdam and Malaysia terminals due to higher storage rates for new customers which resulted in additional revenue of $5.1 million and the commencement of ATB Phase 2 operations in Malaysia which resulted in additional revenue of $5.8 million, in addition to higher utilization at our Antwerp terminal which resulted in additional revenue of $2.8 million.

•	Operating Costs: Operating costs for the year ended December 31, 2015, decreased by $16.7 million, or 18.0%, compared to the year ended December 31, 2014. The components of our operating expense for these periods are included in the table as noted on page 50 of our 2015 Form 20-F. This decrease was primarily attributable to the foreign exchange impact of the depreciation of the Euro against the US dollar which resulted in a decrease of $10.3 million in our operating expenses. In addition to the impact of foreign exchange, we experienced lower utilities expenses of $1.5 million across our terminals due to falling commodity prices, and we did not incur a $3.3 million long term employee incentive allocation charge from VTTI in 2015 which we did incur in 2014.

•	Depreciation and Amortization Expenses: Depreciation and amortization expense for the year ended December 31, 2015, decreased by $2.3 million, or 3.3%, compared to the year ended December 31, 2014. This decrease was primarily attributable to the foreign exchange impact of the depreciation of the Euro against the US dollar which resulted in a decrease of $6.2 million. Offsetting this impact is an increase in depreciation due to capacity refurbishments and additions at our Amsterdam terminal of $1.7 million, the commissioning of the Phase 2 Assets at our Johore terminal of $1.5 million and the remainder due to other additions of property, plant and equipment across our other terminals.

Securities and Exchange Commission

June 6, 2016

•	Interest Expenses: Interest expense for the year ended December 31, 2015, decreased by $8.5 million, or 40.3%, compared to the year ended December 31, 2014. This decrease was primarily attributable to the foreign exchange impact of the depreciation of the Euro against the US dollar which resulted in a decrease of $1.8 million of interest expense on our Euro-denominated debt. In addition, lower average debt balances in the year ended December 31, 2015 compared to average debt balances in the year ended December 31, 2014 resulted in a lower amount of interest expense of $6.7 million.

•	Other Expenses: Total other expenses for the year ended December 31, 2015, decreased by $2.9 million, or 29%, compared to the year ended December 31, 2014. The decrease in total other expenses was due to the following:

•	Lower net expense from interest rate derivatives of $9.4 million consisting of lower realized losses of $5.3 million as the prior year included termination payments for the cancellation of certain contracts and an unrealized gain of $4.1 million on outstanding interest rate derivative contracts;

•	Lower other finance expenses of $2.8 million due to the absence of the write-off of prepaid finance fees which occurred in 2014;and

•	Increased net losses from foreign exchange of $9.4 million due to the revaluation of foreign currency transactions.

Liquidity and Capital Resources, page 53

8.	We note that your cash and cash equivalents are primarily held in U.S. dollars and Euros. Please provide additional disclosure quantifying the location of your cash and cash equivalents at period end.

Response: We acknowledge the Staff’s comment and respectfully advise that our cash and cash equivalents including restricted cash amounts are located in the following locations with the relevant amounts:

•	Netherlands: $32.3 million

•	Belgium: $8.4 million

•	United Arab Emirates: $4.3 million

•	Malaysia: $11.6 million

•	USA: $1.6 million

•	United Kingdom: $0.7 million

Securities and Exchange Commission

June 6, 2016

We will include this additional information regarding the quantities of our cash and cash equivalents by location in future filings.

Notes to the Consolidated and Combined Carve-Out Financial Statements

Note 4 – Related Party Transactions, page F-18

ATB Phase 2 Construction and Operations, page F-20

9.	We note that you have agreed to remit to VTTI BV all revenue received from ATB Phase 2 in excess of related operating costs. Tell us about the terms of this arrangement as it relates to the scenario where operating costs exceed revenue from ATB Phase 2.

Response: We acknowledge the Staff’s comment and respectfully advise that the Shareholder Loan Agreement and Shareholder Support Undertaking Relating to the Phase 2 Project filed as Exhibits 4.13 and 4.14 to the 2015 Form 20-F, respectively, are silent with regard to the scenario in which operating costs exceed revenue received from ATB Phase 2 operations. In such a scenario, we believe that both parties would likely negotiate a waiver or consent to the Shareholder Loan Agreement to reschedule certain payments due by ATB Phase 2 to VTTI BV thereunder and to provide cash funding, as required, to cover such excess costs.

Note 13 – Income Taxes, page F-30

10.	Please revise to disclose the components of income before tax expense and to present a reconciliation between the amount of reported total income tax expense and the amount computed by multiplying income before tax by the applicable statutory income tax rate. Refer to Rule 4-08(h) of Regulation S-X and FASB ASC 740-10-50-12.

Response: We acknowledge the Staff’s comment and respectfully advise that as discussed in in Note 13 section (b) of the Partnership’s financial statements on page F-30, the Partnership is a Marshall Islands limited partnership which is managed and controlled in the United Kingdom (UK). The Partnership is not subject to tax in the Marshall Islands and is transparent for UK taxation purposes. The Partnership’s subsidiaries are subject to taxation in various jurisdictions which can affect the taxable profit and tax expense. A reconciliation between reported total income before tax and the amount of reported total income tax expense would not provide meaningful information to investors as the Partnership itself has no taxable income in the Marshall Islands, it is not taxable in the UK and all of the Partnership’s income tax expense is considered to be “foreign” under ASC 740-10-50-12. As a result we believe it is more meaningful to investors to disclose the amount of income tax expense before permanent items and other adjustments after applying the statutory rate to the profit before tax for our taxable locations. Additionally, we disclose the material items adjusting this expense. We believe this disclosure provides our investors and users of the financial statements with more useful and disaggregated information in regards to income tax expense rather than a combined “foreign” amount.

Securities and Exchange Commission

June 6, 2016

We will revise in future filings to clarify the disclosure in the table in Note 13 (b) on page F-30, to note the following: “the table below includes income tax expense by location after applying the local applicable statutory tax rate to profit before tax before adjustments for permanent differences and other items.”

11.	We note that you have net operating loss carryforwards with expiration dates between 2016 and 2036. Revise to provide additional detail regarding the expiration dates for these net operating loss carryforwards. Refer to FASB ASC 740-10-50-3.

Response: We acknowledge the Staff’s comment and respectfully advise that net operating loss carryforwards (NOLs) total $144 million as of December 31, 2015 rather than $190 million as disclosed on page F-31 of the 2015 Form 20-F. We note that the deferred tax assets associated with these NOLs are correctly calculated and reflected in the consolidated balance sheet of the Partnership and this incorrect text disclosure is not considered material for restatement and will be updated in future filings. $102 million of the NOLs have no expiration. The remaining $42 million of NOLs are related to our operations at our Seaport Canaveral terminal in the United States which have expiration periods of 20 years of which the majority will expire between 2030 and 2033 based on the years generated.

Pursuant to FASB ASC 740-10-50-3, we will include the additional information set forth above in future filings.

Note 18 – Revenue by Service and Geographic Location, page F-38

12.	Please tell us how your current disclosure of revenue by geographic location complies with the requirement per FASB ASC 280-10-50-41(a) to disclose revenues attributed to individual countries.

Response: We acknowledge the Staff’s comment and respectfully advise that we believe our disclosure is consistent with ASC 280-10-50-41(a) because disclosure of revenues attributed to individual countries is impracticable. We conduct our operations at six terminals across five countries, and revenues from certain of those terminals are attributable to a sole customer. Therefore, disclosure of revenue by individual countries would effectively disclose revenues attributable to particular terminals and customers. Together with terminal capacity information, such revenue information would enable our competitors to derive commercially sensitive and negotiated terms, including storage rates. We have requested, and received in the past, confidential treatment from the Staff for such terms in certain of our terminaling services agreements previously filed as exhibits to our periodic reports, including exhibits to the 2015 Form 20-F, and plan to continue to seek confidential treatment for such terms in future filings. Disclosure of these terms, which would be effectively disclosed by disclosure of revenue by individual country, would significantly harm the Partnership’s competiveness and would provide its current and future customers and competitors with information useful for negotiating agreements on terms less favorable to the Partnership, which would in turn significantly harm the Partnership’s investors. Due to this commercial sensitivity, we believe such disclosure is impracticable and in the future will include disclosure to that effect in our filings per ASC 280-10-50-41.

Securities and Exchange Commission

June 6, 2016

Note 21 – Non-Controlling Interests, page F-39

13.	We note that you acquired an additional 6.6% economic interest in VTTI MLP BV from VTTI BV in 2015. Tell us about your treatment of this acquisition as it relates to your statement of operations and your calculation of earnings per unit.

Response: We acknowledge the Staff’s comment and respectfully advise that as disclosed in Note 1 (3) on page F-10, we consolidate entities in which the Partnership directly or indirectly holds more than 50% of the voting control in the Partnership’s financial statements. For the entire year ended December 31, 2015, the Partnership indirectly held 51% of the voting control of VTTI MLP BV (VTTI Operating) through its wholly owned subsidiary VTTI MLP Holdings Ltd (MLP Holdings). For the period of January 1, 2015 through June 30, 2015, MLP Holdings held 36.0% of the profit shares (economic interest) of VTTI Operating and from July 1, 2015 through December 31, 2015, MLP Holdings held 42.6% of the profit shares (economic interest) in VTTI Operating. As the Partnership previously controlled and consolidated VTTI Operating, the resulting impact on the statement of operations from this transaction was that as of July 1, 2015, the Partnership recognized on a prospective basis the change in the direct ownership percentage in VTTI Operating by VTTI BV in the calculation of net income attributable to the non-controlling interests and net income attributable to the unitholders of the Partnership. As a result of this transaction, earnings per unit was calculated using the full year net income available to unitholders which includes the effects from the change in ownership percentages for the periods described above.

Securities and Exchange Commission

June 6, 2016

Please direct any questions or comments regarding the foregoing to the undersigned or to our counsel at Latham & Watkins LLP, Sean Wheeler, at (713) 546-7418.

Very truly yours,

VTTI Energy Partners LP

By:	VTTI Energy Partners GP LLC,
Its general partner

By:	/s/ Robert Nijst
Robert Nijst
Chief Executive Officer

cc:	Sean T. Wheeler

Latham & Watkins LLP